Exhibit 99.1
                     Qwest Communications International Inc.
                                 700 Qwest Tower
                             555 Seventeenth Street
                             Denver, Colorado 80202



June 13, 1999

Mr. Solomon D. Trujillo
Chairman, President and Chief Executive Officer
U S WEST, Inc.
1801 California Street
Denver, Colorado 80202

Dear Sol:

Qwest Communications International Inc. is pleased to offer to acquire all of U S WEST, Inc. for Qwest common stock. Qwest will pay 1.738 shares of Qwest common stock for each share of U S WEST common stock. Based on Friday's closing price for Qwest shares, our offer has a value of $78.00 per share. We are also announcing our offer to acquire Frontier Corporation in a stock and cash transaction valued at approximately $13.6 billion and, in the event that Frontier accepts our proposal and we enter into a merger agreement with Frontier, we will increase the consideration payable to U S WEST shareholders to
1.783 shares of Qwest common stock having a value of $80.00 per U S WEST share.

If Frontier agrees to a business combination with us, our offer would represent a 25.4% premium to the value of U S WEST's proposed merger with Global Crossing Ltd. based on the closing price of Global Crossing's shares on Friday, a 45.8% premium to Friday's closing price of U S WEST and a 28.5% premium to the trading price of U S WEST prior to the announcement of its merger agreement with Global Crossing. If we do not conclude our business combination agreement with Frontier, our proposal would still represent a 22.2% premium to the value of U S WEST's proposed merger with Global Crossing, a 42.1% premium to Friday's closing price of U S WEST and a 25.3% premium to the trading price of U S WEST prior to the announcement of its merger agreement with Global Crossing.

Neither of our acquisition proposals is conditioned upon the success of the other proposal and Qwest is prepared to enter into a binding agreement with U S WEST whether or not we conclude our transaction with Frontier.

Upon consummation of the transaction, we will invite you to become Vice Chairman of the Qwest Board and we would expect to invite up to four members of the current U S WEST Board, including you, to join the Qwest Board.

The combination of our two companies will allow us to combine the management talents of both organizations. We expect an extremely smooth transition given the fact that we are--and will remain--headquartered in Denver.

The combination of our two companies is truly a powerful opportunity for our respective shareholders, employees and customers. The combination will accelerate the delivery of Internet-based broadband communications services to a large customer base and, by bringing together the network infrastructure, applications and services as well as the customer distribution channels of our companies, will create a truly worldwide internet communications powerhouse.

We believe that the combination will result in significant operating synergies, aggregating approximately $9.1 billion to $10.1 billion through the year 2005 from our combination and $14 billion through the year 2005 from a combination of U S WEST, Frontier and Qwest. These synergies are comprised of (i) incremental revenues as the combined company expands its local, data, IP and long-distance service; (ii) operating cost savings in areas such as network operations and maintenance, sales and marketing, billing, customer and back office support as well as in procurement efficiencies; and (iii) capital savings by eliminating duplication of the companies' planned network buildouts and in other infrastructure and back-office areas. We are prepared to meet with you to discuss the analysis performed by us that underlies these synergies and demonstrates their feasibility. Our analysis of synergies is based on our analysis of information concerning you that is publicly available, and we would expect that working with you we could identify significantly greater synergies resulting from a combination of our two companies.

Our proposal is financially superior to your pending transaction with Global Crossing. Not only will your shareholders receive a higher price for their U S WEST shares in a simpler transaction structure, but they will also receive a superior stock reflecting Qwest's premier assets, management's operating record, strong growth prospects and the greater realizable synergies resulting from our combination.

Qwest's principal shareholder has indicated its readiness to enter into a voting agreement concerning its obligation to vote in favor of the merger at the meeting of Qwest shareholders comparable to the agreement entered into by Global Crossing's controlling shareholders.

We are confident of our ability to complete this transaction as quickly as the proposed Global Crossing merger. Our legal advisors are confident of our ability to obtain all necessary approvals in a timely manner and we are prepared to commit to take steps, including disposition of certain operations, required to obtain such consents. Our offer will be tax-free to U S WEST shareholders and we can provide tax treatment and tax consequences of our proposed transaction equivalent to those of the Global Crossing transaction.

We believe that our merger is fully consistent with the policy underlying the Telecommunications Act of 1996 and is strongly in the public interest. While obtaining regulatory approval under Section 271 of the Telecommunications Act is not a condition of the closing of our transaction, we would ask you to make the same commitments you have made in connection with the Global Crossing transaction to accelerate the process of obtaining such approval.

Given the clear superiority of our offer to the proposed Global Crossing merger, we would like to meet with you and your advisors as soon as possible to finalize a definitive agreement between our companies. The offer is, of course, subject to entering into such an agreement. In this regard, we are ready to enter into a merger agreement substantially similar to the Global Crossing agreement. A copy of the proposed merger agreement is attached to this letter. We are also ready to exchange confidential information. Qwest is committed to bringing the combination between our companies to a successful conclusion and we would be delighted to discuss any aspect of our proposal.

We look forward to meeting at the earliest opportunity to conclude this mutually beneficial transaction for both our companies. Please forward to us the form of confidentiality agreement we are required to execute to further this matter. In addition, we and our advisors will be happy to meet with U S WEST at the time of your choosing to answer any questions about our proposal. A list of persons who may be contacted at Qwest and at our financial and legal advisors is attached to this letter.

                                    Sincerely,

                                    /s/ Joseph P. Nacchi